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                             July 13, 2022

       Paul Rouse
       Chief Financial Officer, Executive Vice President and Treasurer Thryv Holdings, Inc.
       2200 West Airfield Drive
       P.O. Box 619810
       D/FW Airport, TX 75261

                                                        Re: Thryv Holdings,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            Response dated June
29, 2022
                                                            File No. 001-35895

       Dear Mr. Rouse:

               We have reviewed your June 29, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 15, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 2. Revenue Recognition
       Contract Assets and Liabilities, page 88

   1. It appears the information in your response dated June 29, 2022 is useful for investors to understand the
accounting for your unbilled accounts receivable. In future filings, please consider expanding your
disclosure to include pertinent information therefrom that give rise to your unbilled
accounts receivable. Refer to ASC 235-10 for guidance.
 Paul Rouse
Thryv Holdings, Inc.
July 13, 2022
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you
have any questions.



FirstName LastNamePaul Rouse                            Sincerely,
Comapany NameThryv Holdings, Inc.
                                                        Division of Corporation
Finance
July 13, 2022 Page 2                                    Office of Trade &
Services
FirstName LastName